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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 Microbest, Inc.
                                 ---------------
                                (Name of Issuer)

                        Common Stock, Stated Value $0.001
                        ---------------------------------
                         (Title of Class of Securities)

                                    59500X108
                                    ---------
                                 (CUSIP Number)

                               September 17, 2001
                               ------------------
            (Date of Event Which, Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)




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1)       Name of Reporting Person, I.R.S. Identification No. of Above Person
         (entities only)
         FORWARD LOOKING TECHNOLOGIES, INC. 65-0014802 .

2)       Check the Appropriate Box if a Member of a Group NOT APPLICABLE

3)       SEC Use only


         ---------------------------------------------------------------------

4)       Citizenship or Place of Organization

         A MINNESOTA CORPORATION REGISTERED TO DO BUSINESS IN FLORIDA

         Number of Shares            5) Sole voting Power          2,719,118
         Beneficially Owned by       6) Shared Voting Power           N/A
         Each Reporting              7) Sole Dispositive Power     2,719,118
         Person With                 8) Shared Dispositive Power      N/A

9)       Aggregate Amount Beneficially Owned by Reporting Person 2,719,118

10)      Check if the Aggregate Amount in Row 9 Excludes Certain Shares ______

11)      Percent of Class Represented by Amount in Row 9   7.5%

12)      Type of Reporting Person    CO




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Item 1. Issuer.

This statement relates to Microbest, Inc., a Minnesota Corporation (the issuer), registered to do business in Florida, which has its Principal executive office at 751 Park of Commerce Drive, Suite 122, Boca Raton, FL 33487

Item 2. Filer; Class of Securities.

This statement is filed by Forward Looking Technologies, Inc., a Florida corporation whose principal business office is at 2875 Northeast 191st Street Aventura, FL 33180

This statement relates to the shares of common stock, $0.001 stated value, of the issuer,

CUSIP 59500X108

Item 3. If this statement if filed pursuant to Rule 13d-1(b) (2), check whether the person filing is a: Not applicable

Item 4. Ownership.

(a)       Amount beneficially owned:  2,719,118
(b)       Percent of Class:  7.5%
(c)       Number of shares as to which the reporting person has:
(i)       Sole power to vote or direct the vote:  2,719,118
(ii)      Shared power to vote or to direct the vote:  0
(iii)     Sole power to dispose or to direct the disposition of: 2,719,118
(iv)      Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of five percent or less of a class. Not applicable

Item 6. Ownership of more than five percent on behalf of another person. Not applicable

Item 7. Identification and classification of the subsidiary, which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8. Identification and Classification of members of the group. Not applicable

Item 9. Notice of dissolution of group. Not applicable



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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCTOBER 2, 2001

Dated

FORWARD LOOKING TECHNOLOGIES, INC.


/s/ D. H. Siegel, Vice President
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Signature



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Name/Title




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